Exhibit F.3b

Exhibit F.3b

AGL Resources Inc. - Distribution Operations
Consolidating Income Statement
Calendar 2003
Unaudited

						Distribution
	Consolidated	Atlanta	Virginia	Chattanooga		Operations
	Distribution	Gas Light	Natural	Gas	AGL Rome	Corporate
	Operations	Company	Gas, Inc.	Company	Holdings, Inc.	Locations

Operating revenues	$935,859,738	$517,617,718	$328,690,600	$89,551,420	$0	$0
Operating expenses
Cost of gas	337,302,104	65,739,414	211,779,562	59,783,128	-	-
Operation and maintenance	261,183,682	204,456,886	45,682,589	11,611,086	(566,880)	-
Depreciation and amortization	80,923,677	60,472,663	15,372,130	5,078,885	-	-
Taxes other than income taxes	24,526,455	16,254,778	4,926,865	3,344,812	-	-
Total operating expenses	703,935,918	346,923,741	277,761,146	79,817,911	(566,880)	-
Gain on sale of Caroline Street campus	21,462,684	21,462,684	-	-	-	-
Operating income	253,386,504	192,156,661	50,929,454	9,733,509	566,880	-
Other income (loss)	1,425,599	1,182,008	58,309	196,933	(11,652)	-
Donation to private foundation	(8,000,000)	(8,000,000)	-	-	-	-
Interest expense	(47,050,231)	(34,058,044)	(13,163,739)	176,619	86	(5,153)
Earnings before income taxes	199,761,873	151,280,625	37,824,024	10,107,062	555,315	(5,153)
Income taxes	74,935,470	58,515,347	12,348,265	4,081,255	(9,398)	-
Income before cumulative effect of change in accounting principle	124,826,403	92,765,278	25,475,759	6,025,807	564,713	(5,153)
Cumulative effect of change in accounting principle	-	-	-	-	-	-
Net income	$124,826,403	$92,765,278	$25,475,759	$6,025,807	$564,713	($5,153)